NEWS RELEASE

Enbridge reports exceptional 2009 performance; expects further strong growth in 2010 and beyond

HIGHLIGHTS

•                  Fourth quarter earnings increased 14% to $300 million

•                  Fourth quarter adjusted earnings increased 18% to $239 million

•                  Earnings for the full year increased 18% to $1,555 million, or $4.27 per common share

•                  Adjusted earnings for the full year increased 26% to $855 million, or $2.35 per common share

•                  Renewables portfolio grows with investments in Sarnia Solar and Talbot Wind Energy projects

•                  Alberta Clipper and Southern Lights Pipeline projects on budget and on track for 2010 in-service

•                  Guidance for 2010 adjusted earnings of $2.50 to $2.70 per share

•                  Quarterly dividend increases by 15% to $0.425 per common share effective March 1, 2010

•                  Enbridge signs two new transportation agreements on its regional oil sands system

CALGARY, ALBERTA — February 3, 2010 - Enbridge Inc. (TSX:ENB) (NYSE:ENB) — “We are pleased to report results today that are the best in the Company’s history, building on a 55-year track record of exceptional performance” said Patrick D. Daniel, President and Chief Executive Officer. “Our 2009 adjusted earnings increased 26% over 2008 to $855 million, or $2.35 per share, meeting the high end of our upwardly revised guidance range for the year.”

“Our 2009 results, and the continued solid growth we expect to deliver in 2010 and beyond, are the direct result of our continued success in securing new opportunities across all businesses and then executing them on budget and on time. From the strong base we’ve achieved in 2009, we are confident in delivering continued growth of 10% per year on average into the second half of the decade.”

Mr. Daniel noted that future growth will be more balanced between liquids pipelines projects and increasing opportunities in natural gas and green energy. “We expect natural gas and green energy, in combination, to contribute growth in Enbridge earnings similar to our liquids pipelines business.”

“Liquids Pipelines will continue to deliver strong growth in earnings and cash flow in 2010 as we move our two largest ever projects into day-to-day operations,” said Mr. Daniel. “Both the Canadian and U.S. segments of the Alberta Clipper expansion project are now expected to be placed in service on April 1, 2010, with tariffs filed with the appropriate regulators to be effective on that date. Similarly, Southern Lights is on budget and on schedule to be in service in the second half of 2010.”

Enbridge’s growth in its liquids pipelines business will focus on regional oil sands infrastructure, building on projects secured in 2009.

Forward-Looking Information

This news release contains forward- looking information. Significant related assumptions and risk factors are described under the Forward-Looking Information section of this news release.

“Enbridge has recently secured a number of attractive opportunities to expand our oil sands regional infrastructure. These include the Woodland Pipeline, serving the Kearl oil sands site, additional pipeline and terminal facilities to support expansion of the Christina Lake enhanced oil project, and additional volumes on our Waupisoo Pipeline from the Leismer oil sands project. By virtue of our existing regional pipeline infrastructure, we’re able to offer producers flexible solutions to meet their needs,” said Mr. Daniel. “We enjoy a very strong competitive position in the oil sands region, and we’re actively pursuing further opportunities to connect new production through expansion of our existing systems and the construction of new pipelines.”

“We will also strengthen our competitive advantage as the largest pipeline operator in the important Bakken region as our two sponsored investments, Enbridge Income Fund and Enbridge Energy Partners, L.P., complete expansions of their Saskatchewan and North Dakota systems, respectively, in the near term and work to secure commercial support for subsequent expansion phases.

In Liquids Pipelines in 2009, Enbridge began commercial operations on the second phase of the Southern Access Project, which together with the first phase has increased capacity on the mainline by 400,000 barrels per day. The Company also completed both the Spearhead Expansion Project to further extend the reach of Canadian crude oil into the North American storage hub at Cushing, Oklahoma, and the Line 4 Project, which extended Line 4 of our mainline system from Hardisty, Alberta back to Edmonton. Enbridge complemented those pipeline projects with the expansion of storage facilities, including adding 7.5 million barrels of capacity to our Hardisty contract terminal, making that facility one of the largest storage hubs in North America.

“In Natural Gas, growth opportunities have never been better,” noted Mr. Daniel. “In 2009, Enbridge Offshore Pipelines secured two ultra-deepwater developments in the Gulf of Mexico: the US$500 million Walker Ridge Gas Gathering System; and the US$250 million Big Foot Oil Pipeline. Both of these utilize a new commercial model for operating in the Gulf which aligns our risks with our onshore infrastructure business model. We currently transport approximately 40% of all gas in the Gulf of Mexico and 50% of deepwater gas production and we’re exceptionally well positioned to capture further gas pipeline opportunities as well as related oil pipeline opportunities.

“Our onshore natural gas assets are also very well positioned to take advantage of the many emerging shale gas plays in both Canada and the United States.”

Enbridge made significant strides in growing its green energy business in 2009. The Company now has interests in more than 460 megawatts of green power capacity from wind, solar, waste heat recovery and hybrid fuel cell generation.

“In our Green Energy business, we brought our 190-megawatt Ontario Wind Power project—the second largest wind farm in Canada—into full commercial operation in 2009. We also completed construction and testing of the first phase of the 20-megawatt, $100 million Sarnia Solar Energy Project that is now supplying emissions-free power to the Ontario grid. We are also moving ahead with a $300 million expansion of the Sarnia facility to add another 60 megawatts of capacity this year, which will make it one of the largest photovoltaic solar energy facilities in North America. Our Green Energy business will expand further in late 2010 when we bring the 99-megawatt Talbot Wind Farm in Ontario into commercial operation,” said Mr. Daniel.

“Notably, Enbridge’s Green Energy investments feature attractive risk/return profiles that are very similar to our traditional pipeline projects and we will continue to aggressively pursue those opportunities that fit within our low-risk business model.

“Enbridge is now positioned for an extended period of attractive investment and growth opportunities across all of our businesses,” concluded Mr. Daniel.

PROJECT HIGHLIGHTS

•                  In early 2010, Enbridge announced two major oil sands transportation services agreements, building on the Company’s success in the second quarter of 2009 in securing the 200,000 barrels per day Woodland pipeline and related facilities for the Kearl oil sands project.

Through an agreement with FCCL Partnership announced January 28, 2010, Enbridge will provide additional pipeline and terminal facilities to support expansion of the Christina Lake enhanced oil project, which is operated by Cenovus Energy. The estimated cost of the additional facilities is approximately $250 million with a planned in service date late in 2011.

On February 3, 2010, Enbridge announced an agreement with Statoil Canada Ltd. for the addition of the Leismer oil sands project as a shipper on Enbridge’s regional oil sands system. This brings the number of producing oil sands projects connecting to Enbridge’s regional system to six.

•                  Enbridge confirmed in January 2010 that both the Canadian and United States segments of the Alberta Clipper expansion project are now expected to be placed in service on April 1, 2010, with tariffs filed with the appropriate regulators to be effective on that date. The tariff for the United States segment, and its effective date, will be filed on the basis of the Alberta Clipper US Term Sheet, despite recent petitions filed by two shippers requesting the Federal Energy Regulatory Commission (FERC) to delay the tariff. The Alberta Clipper US Term Sheet was approved by the Canadian Association of Petroleum Producers on June 28, 2007 and by the FERC on August 28, 2008. Enbridge continues to review the shipper petitions but believes them to be without merit.

•                  On October 2, 2009, Enbridge announced the development of the 20-megawatt (MW) Sarnia Solar Project with First Solar, Inc. (First Solar). On December 8, 2009, the Company announced a 60-MW expansion of the project. After the completion of the expansion, the project will be the largest photovoltaic, solar energy facility in operation in North America. The initial 20-MW facility attained commercial operation in December 2009 and the 60-MW facility is expected to be in service by December 2010. The expected capital cost of both facilities is $400 million.

•                  On November 19, 2009, Enbridge announced the development of the 99-MW Talbot Wind Energy Project near Chatham, Ontario with Renewable Energy Systems Canada Inc. (RES Canada) at a capital cost of approximately $285 million. Enbridge will have a 90% interest in the project and an option to acquire the remaining 10% interest. The project is expected to be completed by December 2010.

•                  In early October 2009 Enbridge entered into a Letter of Intent with Chevron USA, Inc., Statoil Gulf of Mexico LLC and Marubeni Oil & Gas (USA) Inc. to construct and operate an oil pipeline from the proposed Big Foot ultra-deepwater development in the Gulf of Mexico. This crude oil pipeline project is complementary to Enbridge’s previously announced plans to construct the Walker Ridge Gathering System, which will provide natural gas transportation for the proposed Chevron-operated Jack, St. Malo and Big Foot fields.

The estimated cost of the Big Foot Oil Pipeline, which will be located approximately 170 miles south of the coast of Louisiana, is US$250 million. Combined with the Walker Ridge Gathering System project announced in September 2009, the oil pipeline would bring the total Enbridge investment for the projects to US$750 million.

CONSOLIDATED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Liquids Pipelines	141	102	445	328
Natural Gas Delivery and Services	96	143	635	958
Sponsored Investments	38	32	141	111
Corporate	25	(13)	334	(76)
Earnings Applicable to Common Shareholders	300	264	1,555	1,321
Earnings per Common Share	0.81	0.72	4.27	3.67
Diluted Earnings per Common Share	0.80	0.71	4.25	3.64

Earnings applicable to common shareholders for the three months ended December 31, 2009 were $300 million, or $0.81 per common share, an increase of $36 million compared with $264 million, or $0.72 per common share, for the three months ended December 31, 2008. The increase primarily resulted from allowance for equity funds used during construction (AEDC) in Liquids Pipelines and Enbridge Energy, L.P. (EELP) as well as a higher contribution from Enbridge Energy Partners (EEP), both within Sponsored Investments. Other factors contributing to the increase include favourable tax rate changes and net unrealized fair value gains on derivative financial instruments used to risk manage foreign exchange variability. These earnings increases were partially offset by decreased earnings from Aux Sable due to unrealized derivative fair value losses of $25 million recognized in the fourth quarter of 2009 compared with similar gains of $35 million recognized in the fourth quarter 2008.

Earnings applicable to common shareholders were $1,555 million, or $4.27 per common share, for the year ended December 31, 2009, compared with $1,321 million, or $3.67 per common share, for the year ended December 31, 2008. Included in earnings for the year ended December 31, 2009 was a $329 million gain related to the sale of the Company’s investment in Oleoducto Central S.A (OCENSA) and a $25 million gain related to the sale of NetThruPut (NTP). Earnings for the year ended December 31, 2008 included a gain of $556 million related to the sale of the Company’s investment in Compañía Logística de Hidrocarburos CLH, S.A. (CLH). Excluding the impact of these dispositions, earnings for the year ended December 31, 2009 were $436 million higher than for the year ended December 31, 2008. The increase in earnings resulted from similar factors as for the three months results as well as unrealized foreign exchange gains on the translation of foreign-denominated intercompany loans.

Non-GAAP Measures

This news release contains references to adjusted earnings/(loss), which represent earnings or loss applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the financial results sections for the affected business segments. Management believes that the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by Canadian GAAP and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See NON-GAAP RECONCILIATIONS section on page 11 for a reconciliation of the GAAP and non-GAAP measures.

ADJUSTED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Liquids Pipelines	141	106	454	332
Natural Gas Delivery and Services	84	90	289	302
Sponsored Investments	39	27	151	101
Corporate	(25)	(21)	(39)	(58)
Adjusted Earnings[1]	239	202	855	677
Adjusted Earnings per Common Share[1]	0.64	0.55	2.35	1.88

1                  Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures see pages 4 and 11.

Adjusted earnings were $239 million, or $0.64 per common share, for the three months ended December 31, 2009, compared with $202 million, or $0.55 per common share, for the three months ended December 31, 2008. Adjusted earnings were $855 million, or $2.35 per common share, for the year ended December 31, 2009, compared with $677 million, or $1.88 per common share, for the year ended December 31, 2008.

The increase in adjusted earnings for both the fourth quarter and full year primarily resulted from increased contributions from a number of the Company’s assets as follows:

•                  AEDC on both Alberta Clipper (within Enbridge System and EELP) and Southern Lights Pipeline.

•                  An increased contribution from EEP resulting from additional assets placed in service and related tariff surcharges for recent expansions, the Company’s increased ownership interest and a more favourable exchange rate.

•                  Increased adjusted earnings from Enbridge Offshore Pipelines (Offshore) due to higher volumes and a more favourable exchange rate.

•                  Increased adjusted earnings from Energy Services due to higher volumes and the impact of realizing favourable storage and transportation margins.

•                  Decreased earnings from International as a result of the sale of OCENSA in the first quarter of 2009 and CLH in the second quarter of 2008.

LIQUIDS PIPELINES

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge System	92	65	295	212
Enbridge Regional Oil Sands System	20	23	72	69
Southern Lights Pipeline	14	11	58	27
Spearhead Pipeline	6	3	17	12
Olympic Pipeline	3	1	9	7
Feeder Pipelines and Other	6	3	3	5
Adjusted Earnings	141	106	454	332
Enbridge Regional Oil Sands System - leak remediation costs	-	-	(9)	-
Feeder Pipelines and Other - asset impairment loss	-	(4)	-	(4)
Earnings	141	102	445	328

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings, which will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the three months ended December 31, 2009 was $25 million (2008 - $8 million) for Enbridge System, primarily relating to Alberta Clipper, and $11 million (2008 - $11 million) for Southern Lights Pipeline. The earnings impact of AEDC for the year ended December 31, 2009 was $74 million (2008 - $18 million) for Enbridge System and $44 million (2008 - $27 million) for Southern Lights Pipeline.

•                  Enbridge System fourth quarter and year-to-date adjusted earnings reflected higher tolls related to Line 4 entering service in April 2009, lower financing costs, lower taxes as well as higher AEDC on Alberta Clipper. These positive impacts were partially offset by higher operating costs. Fourth quarter seasonality in both years relates to the recognition of annual performance incentives.

•                  Enbridge Regional Oil Sands System fourth quarter and full year adjusted earnings reflected contributions from the Waupisoo Pipeline that entered service in June 2008 and the continued positive impact of terminal infrastructure additions partially offset by higher operating costs.

•                  Southern Lights Pipeline earnings for all periods reflected AEDC recognized on a growing capital base while the project continued to be under construction. In 2009, earnings from the new light sour pipeline, which became operational during the first quarter of 2009, were also reflected.

•                  Spearhead Pipeline earnings for the fourth quarter and the full year increased due to increased contracted and spot volumes resulting from the expansion completed in May 2009.

•                  Olympic Pipeline earnings for the fourth quarter of 2009 reflected lower operating and administrative costs partially offset by lower average tolls effective July 1, 2009 to compensate for over collection in the previous year. The same factors resulted in an increase in full year earnings.

•                  The full year decrease in adjusted earnings for Feeder Pipelines and Other is due to increased business development costs.

Liquids Pipelines earnings were impacted by the following non-recurring or non-operating adjusting items:

•                  A $9 million after-tax expense resulting from clean up and remediation costs related to a valve leak within the Enbridge Cheecham Terminal on the Enbridge Regional Oil Sands System in January 2009, which is not indicative of the expected future performance of this asset.

•                  In the fourth quarter of 2008, the Company recorded an impairment loss of $4 million on Manyberries Pipeline, a small feeder pipeline located in Canada.

NATURAL GAS DELIVERY AND SERVICES

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge Gas Distribution (EGD)	53	48	129	123
Noverco	9	9	19	20
Other Gas Distribution	7	7	26	23
Enbridge Offshore Pipelines (Offshore)	10	(2)	29	7
Alliance Pipeline US	7	7	27	25
Vector Pipeline	4	4	16	14
Aux Sable	4	6	26	28
Energy Services	-	7	29	17
International	(3)	7	-	52
Other	(7)	(3)	(12)	(7)
Adjusted Earnings	84	90	289	302
EGD - colder than normal weather	3	13	17	23
EGD - interest income on GST refund	-	-	7	-
EGD - provision for one-time charges	-	(3)	-	(3)
EGD - impact of tax changes	21	-	21	-
Noverco - impact of tax changes	6	-	6	-
Offshore - property insurance recoveries from hurricanes, net of costs incurred	3	-	4	-
Alliance Pipeline US - shipper claim settlement	-	-	-	2
Aux Sable - unrealized derivative fair value gains/(losses)	(25)	35	(36)	56
Aux Sable - loan forgiveness gain	7	-	7	-
Energy Services - unrealized derivative fair value gains	6	3	3	23
Energy Services - SemGroup and Lehman credit recovery/(loss)	1	-	1	(6)
International - gain on sale of investments in OCENSA and CLH	-	-	329	556
Other - asset impairment loss	(10)	-	(10)	-
Other - adoption of new accounting standard	-	-	(3)	-
Other - gain on sale of investment in Inuvik Gas	-	5	-	5
Earnings	96	143	635	958

•                  EGD’s increased adjusted earnings for 2009 was primarily due to customer growth and lower interest expense, offset by higher operating costs and earnings sharing with customers under the current incentive regulation term. The higher earnings sharing primarily resulted from a reduced rate base due to lower cost gas in storage.

•                  The increase in Other Gas Distribution earnings for the full year was mainly a result of franchise customer growth at Enbridge Gas New Brunswick.

•                  Offshore adjusted earnings increased for both the three months and year ended December 31, 2009 due to higher volumes, including contributions from Shenzi, since its in-service date in April 2009, and Thunder Horse, since its in-service date in June 2008, as well as favourable foreign exchange rates. Also, adjusted earnings for 2009 included $4 million in insurance proceeds collected during the second and fourth quarters, which was an interim partial reimbursement for business interruption lost revenues and operating expenses associated with Hurricane Ike in 2008. Earnings for 2008 included approximately $2 million from business interruption insurance proceeds related to lost revenue in 2005 and 2006 as a result of the 2005 hurricanes.

•                  Aux Sable adjusted earnings decreased in both the fourth quarter and full year due to unexpected plant outages in the fourth quarter of 2009.

•                  Fourth quarter adjusted earnings from Energy Services decreased due to lower margins captured on storage and transportation contracts as compared with the fourth quarter of 2008. For the full year, the increase in adjusted earnings resulted from higher volumes and the impact of realizing favourable storage and transportation margins.

•                  International adjusted earnings decreased for both the three months and year ended December 31, 2009 as a result of the sale of investments in CLH and OCENSA.

•                  Losses in Other primarily reflected higher business development expenditures and lower earnings from CustomerWorks which resulted from a smaller customer base.

Natural Gas Delivery and Services earnings were impacted by the following non-recurring or non-operating adjusting items:

•                  EGD earnings are adjusted to reflect the impact of colder weather.

•                  Earnings from EGD for 2009 included interest income of $7 million related to the recovery of excess GST remitted to Canada Revenue Agency.

•                  Earnings from EGD for 2008 included a $3 million provision for one-time charges to better align certain operating practices with its strategy under incentive regulation.

•                  In 2009, earnings from EGD and Noverco reflected the impact of favourable tax rate changes.

•                  Offshore earnings for the year ended December 31, 2009 included insurance proceeds of $4 million related to the replacement of damaged infrastructure as a result of the 2008 and 2005 hurricanes.

•                  Alliance Pipeline US earnings for the year ended December 31, 2008 were impacted by $2 million in proceeds received from the settlement of a claim against a former shipper which repudiated its capacity commitment.

•                  Aux Sable earnings for each period reflected unrealized fair value changes on derivative financial instruments used to risk manage fractionation margin upside on natural gas processing volumes. Similar to Energy Services, these non-cash items arose due to the revaluation of financial derivatives used to “lock in” the profitability of the forward contracted volumes.

•                  Aux Sable earnings for the three months and year ended December 31, 2009 reflected a $7 million loan forgiveness gain related to a negotiated settlement with a counterparty in bankruptcy proceedings.

•                  Energy Services earnings for 2009 and 2008 reflected unrealized fair value gains and losses resulting from the revaluation of inventory and the revaluation of largely offsetting financial derivatives used to “lock-in” the profitability of forward transportation and storage transactions.

•                  Energy Services earnings for the year ended December 31, 2008 included a $6 million write-off as a result of bankruptcies by SemGroup and Lehman Brothers. In fiscal 2009, the Company received a $1 million recovery from SemGroup.

•                  On March 17, 2009, the Company sold its investment in OCENSA, a crude oil export pipeline in Colombia, for proceeds of $512 million, resulting in a gain of $329 million. On June 17, 2008, the Company sold its investment in CLH for proceeds of $1,380 million, resulting in an after-tax gain of $556 million.

•                  Other earnings for 2009 reflected a $10 million asset impairment loss, including goodwill impairment of $7 million.

•                  Other reflected the write-off of $3 million in deferred development costs as a result of adopting a change in accounting standard, effective January 1, 2009.

•                  A $5 million gain on sale of investment in Inuvik Gas was reflected in earnings from Other for the year ended December 31, 2008.

SPONSORED INVESTMENTS
	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge Energy Partners (EEP)	22	17	99	60
Enbridge Energy, L.P. - Alberta Clipper US (EELP)	6	-	7	-
Enbridge Income Fund (EIF)	11	10	45	41
Adjusted Earnings	39	27	151	101
EEP - unrealized derivative fair value gains/(losses)	(2)	7	(2)	6
EEP - asset impairment loss	-	-	(12)	-
EEP - Lakehead System billing correction	1	-	4	-
EEP - dilution gain on Class A unit issuance	-	-	-	5
EEP - impact of 2008 hurricanes and project write-offs	-	(2)	-	(2)
EIF - Alliance Canada shipper claim settlement	-	-	-	1
Earnings	38	32	141	111

•                  EEP adjusted earnings increased due to additional assets placed in service and related tariff surcharges; higher incentive income; a more favourable foreign exchange rate at which EEP’s earnings are translated to Canadian dollars; and the Company’s higher ownership interest in EEP.

•                  Adjusted earnings from EELP relate to AEDC earned while the United States portion of the Alberta Clipper Project is under construction.

•                  Adjusted earnings from EIF primarily reflected a year-over-year increase in incentive fees and preferred unit distributions, partially offset by increased income taxes and corporate costs compared with 2008. The distribution increases were supported largely by increased cash flow from Phase I of the Saskatchewan System expansion completed in June 2008.

Sponsored Investments earnings were impacted by several non-recurring or non-operating adjusting items:

•                  In each period, earnings from EEP included a change in the unrealized fair value of derivative financial instruments related to risk management activities.

•                  EEP earnings for the year ended December 31, 2009 included an asset impairment loss of $12 million (net to Enbridge) related to the write-down of certain non-core natural gas assets sold during the year.

•                  Earnings from EEP for the three months and year ended December 31, 2009 included a Lakehead System billing correction of $4 million (net to Enbridge) related to services provided in prior periods.

•                  Earnings in 2008 included EEP dilution gains arising because Enbridge did not fully participate in EEP’s Class A unit offering, decreasing Enbridge’s ownership interest in EEP to 14.6% as at March 31, 2008. In December 2008, the Company purchased an additional $500 million in Class A units increasing Enbridge’s ownership interest in EEP to 27.0%.

•                  2008 earnings from EEP included non-routine costs associated with Hurricanes Gustav and Ike, as well as the write-off of certain projects cancelled due to market conditions, of which Enbridge’s share was $2 million.

•                  Earnings from EIF for the year ended December 31, 2008 included proceeds of $1 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

CORPORATE
	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars)	2009	2008	2009	2008
Adjusted Loss	(25)	(21)	(39)	(58)
Unrealized derivative fair value gains	33	25	207	26
Unrealized foreign exchange gains on translation of intercompany loans, net	15	-	133	-
Gain on sale of investment in NTP	-	-	25	-
Impact of tax rate changes	2	-	8	-
Gain on sale of corporate aircraft	-	-	-	5
U.S. pipeline tax decision	-	-	-	(32)
Asset impairment loss	-	(17)	-	(17)
Earnings/(Loss)	25	(13)	334	(76)

Fourth quarter adjusted loss from Corporate increased primarily as a result of higher operating costs, an increase in bank stand-by fees and a lower corporate income tax recovery. The full year improvement in adjusted loss is a result of foreign exchange gains realized on hedge settlements and on residual United States dollar cash balances, partially offset by higher costs similar to those impacting the fourth quarter.

Corporate costs were impacted by the following non-recurring or non-operating adjusting items:

•                  Earnings/(Loss) for 2009 and 2008 included unrealized fair value gains on the revaluation of derivative financial instruments used to risk manage foreign exchange rate variability. The Company entered into foreign exchange derivative contracts in late 2008 and early 2009 to minimize the volatility of future United States dollar earnings.

•                  Earnings for 2009 included net unrealized foreign exchange gains on the translation of foreign-denominated intercompany balances.

•                  On May 1, 2009, the Company sold its investment in NTP, an internet-based crude oil trading and clearing platform, for proceeds of $32 million, resulting in a gain of $25 million.

•                  Earnings for the year ended December 31, 2009 included a $8 million benefit related to tax rate changes.

•                  A $5 million gain on the sale of a corporate aircraft is included in Corporate for the year ended December 31, 2008.

•                  An unfavourable court decision related to the tax basis of previously owned United States pipeline assets resulted in the recognition of a $32 million income tax expense in the year ended December 31, 2008.

•                  The asset impairment loss in 2008 is due to the write-off of goodwill related to the Company’s Ontario wind power assets as well as a write-down of the Company’s investment in NSolv, a technology development venture.

NON-GAAP RECONCILIATIONS
	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars)	2009	2008	2009	2008
GAAP earnings as reported	300	264	1,555	1,321
Significant after-tax non-recurring or non-operating factors and variances:
Liquids Pipelines
Enbridge Regional Oil Sands System - leak remediation costs	-	-	9	-
Feeder Pipelines and Other - asset impairment loss	-	4	-	4
Natural Gas Delivery and Services
EGD - colder than normal weather	(3)	(13)	(17)	(23)
EGD - interest income on GST refund	-	-	(7)	-
EGD - provision for one-time charges	-	3	-	3
EGD - impact of tax changes	(21)	-	(21)	-
Noverco - impact of tax changes	(6)	-	(6)	-
Offshore - property insurance recovery from hurricanes, net of costs incurred	(3)	-	(4)	-
Alliance Pipeline US - shipper claim settlement	-	-	-	(2)
Aux Sable - unrealized derivative fair value (gains)/losses	25	(35)	36	(56)
Aux Sable - loan forgiveness gain	(7)	-	(7)	-
Energy Services - unrealized derivative fair value gains	(6)	(3)	(3)	(23)
Energy Services - SemGroup and Lehman credit (recovery)/loss	(1)	-	(1)	6
International - gain on sale of investments in OCENSA and CLH	-	-	(329)	(556)
Other - asset impairment loss	10	-	10	-
Other - adoption of new accounting standard	-	-	3	-
Other - gain on sale of investment in Inuvik Gas	-	(5)	-	(5)
Sponsored Investments
EEP - unrealized derivative fair value (gains)/losses	2	(7)	2	(6)
EEP - asset impairment loss	-	-	12	-
EEP - Lakehead System billing correction	(1)	-	(4)	-
EEP - dilution gain on Class A unit issuance	-	-	-	(5)
EEP - impact of 2008 hurricanes and project write-offs	-	2	-	2
EIF - Alliance Canada shipper claim settlement	-	-	-	(1)
Corporate
Unrealized derivative fair value gains	(33)	(25)	(207)	(26)
Unrealized foreign exchange gains on translation of intercompany balances, net	(15)	-	(133)	-
Gain on sale of investment in NTP	-	-	(25)	-
Impact of tax rate changes	(2)	-	(8)	-
Gain on sale of corporate aircraft	-	-	-	(5)
U.S. pipeline tax decision	-	-	-	32
Asset impairment loss	-	17	-	17
Adjusted Earnings	239	202	855	677

CONFERENCE CALL

Enbridge will hold a conference call on Wednesday, February 3, 2010 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the 2009 annual results. Analysts, members of the media and other interested parties can access the call at 617-213-8052 or toll-free at 1-866-314-5232 using the access code of 12559918. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay at toll-free 1-888-286-8010 or 617-801-6888 (access code 70102964) will be available until February 10, 2010.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

The audited Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form, which contain additional notes and disclosures, will be filed with securities regulators and available on the Enbridge website on February 19, 2010.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge's common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Forward-Looking Information

Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings or adjusted earnings; expected earnings or adjusted earnings per share; expected costs related to projects under construction; expected in-service dates for projects under construction; expected tariffs for pipelines; expected capital expenditures; and estimated future dividends.

Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange, inflation and interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas and natural gas liquids, and the prices of these commodities, are material to and underlay all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings or adjusted earnings and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates, and expected capital expenditures include: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:
Media	Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563 or Toll Free: 1-888-992-0887	(403) 231-3946
E-mail: jennifer.varey@enbridge.com	E-mail: vern.yu@enbridge.com

HIGHLIGHTS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Earnings Applicable to Common Shareholders
Liquids Pipelines	141	102	445	328
Natural Gas Delivery and Services	96	143	635	958
Sponsored Investments	38	32	141	111
Corporate	25	(13)	334	(76)
	300	264	1,555	1,321
Cash Flow Data
Cash provided by operating activities	182	431	2,017	1,372
Cash used in investing activities	(1,162)	(2,091)	(3,306)	(2,853)
Cash provided by financing activities	912	1,930	1,109	1,840
Dividends
Common Share Dividends Declared	139	123	555	489
Dividends per Common Share	0.37	0.33	1.48	1.32
Earnings per Common Share	0.81	0.72	4.27	3.67
Diluted Earnings per Common Share	0.80	0.71	4.25	3.64
Shares Outstanding (millions)
Weighted Average Common Shares Outstanding	371	367	364	360
Diluted Weighted Average Common Shares Outstanding	374	370	366	363
Operating Data
Liquids Pipelines - Average Deliveries (thousands of barrels per day)
Enbridge System	2,129	2,112	2,061	2,030
Enbridge Regional Oil Sands System	250	233	259	202
Spearhead Pipeline	129	114	121	110
Olympic Pipeline	289	284	280	291
Natural Gas Delivery and Services
Enbridge Gas Distribution Inc.
Volumes (billions of cubic feet per period)	125	137	419	444
Number of active customers (thousands)	1,982	1,942	1,982	1,942
Degree day deficiency
Actual	1,267	1,379	3,767	3,802
Forecast based on normal weather	1,198	1,211	3,514	3,543
Gas Pipelines - Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,569	1,583	1,601	1,609
Vector Pipeline	1,364	1,392	1,334	1,321
Enbridge Offshore Pipelines	2,061	1,466	2,037	1,672

1                  Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the United States border as well as Line 8 and Line 9 in Eastern Canada.

2                  Volumes are for the Athabasca mainline and Waupisoo Pipeline and do not include laterals on the Enbridge Regional Oil Sands System.

3                  Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4                  Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Revenues
Commodity sales	2,491	3,116	9,720	13,432
Transportation and other services	696	808	2,746	2,699
	3,187	3,924	12,466	16,131
Expenses
Commodity costs	2,290	2,923	9,011	12,792
Operating and administrative	388	385	1,430	1,312
Depreciation and amortization	202	175	764	658
	2,880	3,483	11,205	14,762
	307	441	1,261	1,369
Income from Equity Investments	60	55	198	177
Other Investment Income	135	65	678	198
Interest Expense	(166)	(152)	(597)	(551)
Gain on Sale of Investments	-	-	365	700
	336	409	1,905	1,893
Non-Controlling Interests	(8)	(15)	(37)	(56)
	328	394	1,868	1,837
Income Taxes	(26)	(128)	(306)	(509)
Earnings	302	266	1,562	1,328
Preferred Share Dividends	(2)	(2)	(7)	(7)
Earnings Applicable to Common Shareholders	300	264	1,555	1,321

Earnings per Common Share	0.81	0.72	4.27	3.67

Diluted Earnings per Common Share	0.80	0.71	4.25	3.64

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Earnings	302	266	1,562	1,328
Other Comprehensive Income/(Loss)
Change in unrealized gain/(loss) on cash flow hedges, net of tax	68	(68)	(54)	(127)
Change in unrealized gain/(loss) on net investment hedges, net of tax	15	(88)	151	(160)
Reclassification to earnings of realized gain/(loss) on cash flow hedges, net of tax	4	(15)	114	(1)
Reclassification to earnings of unrealized cash flow hedges, net of tax	-	-	(20)	-
Other comprehensive income/(loss) from equity investees, net of tax	2	41	(24)	49
Non-controlling interests in other comprehensive income	4	(74)	72	(101)
Change in foreign currency translation adjustment	(123)	468	(815)	658
Other Comprehensive Income/(Loss)	(30)	264	(576)	318
Comprehensive Income	272	530	986	1,646

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited; millions of Canadian dollars, except per share amounts)
Year ended December 31,	2009	2008
Preferred Shares	125	125
Common Shares
Balance at beginning of year	3,194	3,027
Common shares issued	4	-
Dividend reinvestment and share purchase plan	143	131
Shares issued on exercise of stock options	38	36
Balance at End of Year	3,379	3,194
Contributed Surplus
Balance at beginning of year	38	26
Stock-based compensation	19	14
Options exercised	(3)	(2)
Balance at End of Year	54	38
Retained Earnings
Balance at beginning of year	3,383	2,537
Earnings applicable to common shareholders	1,555	1,321
Common share dividends declared	(555)	(489)
Dividends paid to reciprocal shareholder	17	14
Balance at End of Year	4,400	3,383
Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of year	33	(285)
Other comprehensive income/(loss)	(576)	318
Balance at End of Year	(543)	33
Reciprocal Shareholding	(154)	(154)
Total Shareholders’ Equity	7,261	6,619

Dividends Paid per Common Share	1.48	1.32

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Operating Activities
Earnings	302	266	1,562	1,328
Depreciation and amortization	202	175	764	658
Unrealized gain on derivative instruments	(2)	(44)	(204)	(120)
Allowance for equity funds used during construction	(41)	(24)	(135)	(59)
Equity earnings in excess of cash distributions	(10)	(30)	(9)	(82)
Gain on reduction of ownership interest	-	-	-	(12)
Gain on sale of investments	-	(6)	(365)	(700)
Future income taxes	107	120	218	258
Goodwill and asset impairment losses	11	23	11	23
Non-controlling interests	8	15	37	56
Other	(15)	12	(105)	48
Changes in operating assets and liabilities	(380)	(76)	243	(26)
	182	431	2,017	1,372
Investing Activities
Long-term investments	(135)	(652)	(359)	(659)
Affiliate loans, net	33	-	(145)	-
Proceeds on sale of investments	-	14	535	1,383
Sale of property, plant and equipment	-	-	87	-
Settlement of hedges	-	-	6	(47)
Additions to property, plant and equipment	(944)	(1,521)	(3,225)	(3,545)
Additions to intangible assets	(42)	(30)	(95)	(91)
Change in construction payable	(74)	98	(110)	106
	(1,162)	(2,091)	(3,306)	(2,853)
Financing Activities
Net change in short-term borrowings	155	139	(366)	329
Net change in commercial paper and credit facility draws	308	1,006	632	751
Debenture and term note issues	500	498	1,500	498
Debenture and term note repayments	(100)	(150)	(516)	(602)
Net change in Southern Lights project financing	153	538	343	1,238
Non-recourse debt issues	113	27	106	38
Non-recourse debt repayments	(132)	(33)	(172)	(65)
Distributions to non-controlling interests	2	1	(33)	(10)
Common shares issued	17	4	36	29
Preferred share dividends	(2)	(2)	(7)	(7)
Common share dividends	(102)	(98)	(414)	(359)
	912	1,930	1,109	1,840
Effect of translation of foreign denominated cash and cash equivalents	(10)	5	(35)	16
Increase/(Decrease) in Cash and Cash Equivalents	(78)	275	(215)	375
Cash and Cash Equivalents at Beginning of Year	405	267	542	167
Cash and Cash Equivalents at End of Year	327	542	327	542

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)
December 31,	2009	2008
Assets
Current Assets
Cash and cash equivalents	327	542
Accounts receivable and other	2,484	2,322
Inventory	784	845
	3,595	3,709
Property, Plant and Equipment, net	18,850	16,157
Long-Term Investments	2,312	2,492
Deferred Amounts and Other Assets	2,425	1,318
Intangible Assets	488	458
Goodwill	372	389
Future Income Taxes	127	178
	28,169	24,701
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	508	874
Accounts payable and other	2,463	2,411
Interest payable	104	102
Current maturities of long-term debt	601	534
Current maturities of non-recourse long-term debt	113	185
	3,789	4,106
Long-Term Debt	11,581	10,155
Non-Recourse Long-Term Debt	1,393	1,474
Other Long-Term Liabilities	1,207	259
Future Income Taxes	2,211	1,291
	20,181	17,285
Non-Controlling Interests	727	797
Shareholder’s Equity
Share capital
Preferred shares	125	125
Common shares	3,379	3,194
Contributed surplus	54	38
Retained earnings	4,400	3,383
Accumulated other comprehensive income/(loss)	(543)	33
Reciprocal shareholding	(154)	(154)
	7,261	6,619
	28,169	24,701

SEGMENTED INFORMATION

Three months ended December 31, 2009

		Natural Gas
	Liquid	Delivery and	Sponsored
(unaudited; millions of Canadian dollars)	Pipelines	Services	Investments	Corporate	Consolidated
Revenues	360	2,732	82	13	3,187
Commodity costs	-	(2,291)	-	1	(2,290)
Operating and administrative	(142)	(195)	(32)	(19)	(388)
Depreciation and amortization	(61)	(112)	(23)	(6)	(202)
	157	134	27	(11)	307
Income from equity investments	-	12	48	-	60
Other investment income and gain on sale of investments	48	8	3	76	135
Interest and preferred share dividends	(37)	(68)	(13)	(50)	(168)
Non-controlling interest	(1)	(3)	(5)	1	(8)
Income taxes	(26)	13	(22)	9	(26)
Earnings applicable to common shareholders	141	96	38	25	300

Three months ended December 31, 2008
		Natural Gas
	Liquid	Delivery and	Sponsored
(unaudited; millions of Canadian dollars)	Pipelines	Services	Investments	Corporate	Consolidated
Revenues	339	3,496	84	5	3,924
Commodity costs	-	(2,923)	-	-	(2,923)
Operating and administrative	(139)	(197)	(35)	(14)	(385)
Depreciation and amortization	(50)	(103)	(20)	(2)	(175)
	150	273	29	(11)	441
Income from equity investments	-	6	49	-	55
Other investment income and gain on sale of investments	26	18	2	19	65
Interest and preferred share dividends	(31)	(73)	(15)	(35)	(154)
Non-controlling interest	-	(2)	(13)	-	(15)
Income taxes	(43)	(79)	(20)	14	(128)
Earnings applicable to common shareholders	102	143	32	(13)	264

Year ended December 31, 2009

		Natural Gas
	Liquid	Delivery and	Sponsored
(unaudited; millions of Canadian dollars)	Pipelines	Services	Investments	Corporate	Consolidated
Revenues	1,333	10,776	313	44	12,466
Commodity costs	-	(9,011)	-	-	(9,011)
Operating and administrative	(565)	(709)	(113)	(43)	(1,430)
Depreciation and amortization	(230)	(419)	(88)	(27)	(764)
	538	637	112	(26)	1,261
Income from equity investments	-	10	188	-	198
Other investment income and gain on sale of investments	161	370	13	499	1,043
Interest and preferred share dividends	(144)	(257)	(56)	(147)	(604)
Non-controlling interest	(2)	(7)	(28)	-	(37)
Income taxes	(108)	(118)	(88)	8	(306)
Earnings applicable to common shareholders	445	635	141	334	1,555

Year ended December 31, 2008
		Natural Gas
	Liquid	Delivery and	Sponsored
(unaudited; millions of Canadian dollars)	Pipelines	Services	Investments	Corporate	Consolidated
Revenues	1,170	14,650	298	13	16,131
Commodity costs	-	(12,792)	-	-	(12,792)
Operating and administrative	(492)	(685)	(102)	(33)	(1,312)
Depreciation and amortization	(181)	(392)	(78)	(7)	(658)
	497	781	118	(27)	1,369
Income from equity investments	-	30	148	(1)	177
Other investment income and gain on sale of investments	61	759	25	53	898
Interest and preferred share dividends	(111)	(270)	(60)	(117)	(558)
Non-controlling interest	(1)	(7)	(47)	(1)	(56)
Income taxes	(118)	(335)	(73)	17	(509)
Earnings applicable to common shareholders	328	958	111	(76)	1,321